Exhibit 5.1

767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

March 4, 2021

The Estée Lauder Companies Inc.

767 Fifth Avenue

New York, New York 10153

Ladies and Gentlemen:

We have acted as counsel to The Estée Lauder Companies Inc., a Delaware corporation (the “Company”), in connection with the issuance and sale by the Company of $600,000,000 aggregate principal amount of its 1.950% Senior Notes due 2031 (the “Notes”). The Notes were issued under an Indenture, dated as of November 5, 1999 (the “Indenture”), between the Company and U.S. Bank Trust National Association, as successor in interest to State Street Bank and Trust Company, N.A., as trustee (the “Trustee”).

In so acting, we have examined originals or copies (certified or otherwise identified to our satisfaction) of (i) the Company’s Registration Statement on Form S-3 (File No. 333-225076) filed with the Securities and Exchange Commission (the “Commission”) on May 21, 2018 (the “Registration Statement”); (ii) the prospectus, dated May 21, 2018, contained within the Registration Statement (the “Base Prospectus”); (iii) the prospectus supplement, dated March 1, 2021 (together with the Base Prospectus, the “Prospectus”); (iv) the Indenture; (v) the officers’ certificate setting forth the terms of the Notes; (vi) the global certificates representing the Notes; (vii) the Underwriting Agreement, dated March 1, 2021, among the Company and BofA Securities, Inc., BNP Securities Corp. and Goldman Sachs & Co. LLC, as representatives of the several underwriters named in Schedule II thereto; and (viii) such corporate records, agreements, documents and other instruments, and such certificates or comparable documents of public officials and of officers and representatives of the Company, and have made such inquiries of such officers and representatives, as we have deemed relevant and necessary as a basis for the opinions hereinafter set forth.

In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents. As to all questions of fact material to this opinion that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company.

March 4, 2021

Based on the foregoing, and subject to the qualifications stated herein, we are of the opinion that the Notes (assuming due authentication and delivery thereof by the Trustee in accordance with the terms of the Indenture) constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

The opinion expressed herein is limited to the corporate laws of the State of Delaware and the laws of the State of New York, and we express no opinion as to the effect on the matters covered by this letter of the laws of any other jurisdiction.

We hereby consent to the filing of this letter as an exhibit to the Registration Statement and to the reference to our firm under the caption “Legal Matters” in the Prospectus which is a part of the Registration Statement. In giving such consent we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

/s/ Weil, Gotshal & Manges LLP